UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                   DAC Technologies Group International, Inc.
                 (Name of Small Business Issuer in its charter)

                                     Florida
         (State or other jurisdiction of incorporation or organization)

                                   65-0847852
                      (I.R.S. Employer Identification No.)

                         3200 N. Ocean Blvd, Suite 1006
                            Ft. Lauderdale, FL 33308
                    (Address of principal executive offices)

                                 (954) 375-0119
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:
                                      None

           Securities to be registered under Section 12(g) of the Act:
                         Common Stock, par value $0.001

                                TABLE OF CONTENTS

PART I....................................................................  -1-

         ITEM 1.  DESCRIPTION OF BUSINESS.................................  -1-
         ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                  OPERATION............................................... -10-
         ITEM 3.  DESCRIPTION OF PROPERTY................................. -13-
         ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.............................................. -14-
         ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS........................ -15-
         ITEM 6.  EXECUTIVE COMPENSATION.................................. -16-
         ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......... -17-
         ITEM 8.  DESCRIPTION OF SECURITIES............................... -19-

PART II................................................................... -20-
         ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS
                  COMMON EQUITY AND RELATED STOCKHOLDER MATTERS........... -20-
         ITEM 2.  LEGAL PROCEEDINGS....................................... -20-
         ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS........... -20-
         ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES................. -21-
         ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS............... -21-

PART F/S.................................................................. -23-

PART III.................................................................. -24-
         Index and Description of Exhibits................................ -24-

SIGNATURES................................................................ -25-

PART I

         This discussion in this Registration Statement regarding our company and its business and operations contain "forward-looking statements." Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward looking statements. We do not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by its management over time means that actual events are bearing out as estimated in such forward-looking statements.

ITEM 1.  DESCRIPTION OF BUSINESS

(a) History and Business Development.

         We were incorporated as a Florida corporation in July, 1998, under the name DAC Technologies of America, Inc. for the purpose of succeeding to the interest of DAC Technologies of America, Inc., an Arkansas corporation ("DAC Arkansas"). In September, 1998, we purchased substantially all of the assets of DAC Arkansas. DAC Arkansas, formed as an Arkansas corporation in 1993, may be deemed to be a predecessor of our company. DAC Arkansas commenced operations with the manufacture of various safety products, which were eventually acquired by us. Our principal owners and management held similar positions with DAC Arkansas. We have continued the operations of DAC Arkansas without any significant changes. In July,1999, we changed our name to DAC Technologies Group International, Inc.

         Between July 1998 and April 1999, we sold an aggregate of 5,024,500 shares of our Common Stock to approximately 30 accredited or otherwise sophisticated investors with whom we had pre-existing relationships and who had access to relevant information concerning the Company in a series of transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). We received gross proceeds of approximately $243,530 from these transactions. The funds have been used to fund our business plan and we anticipate needing additional capital to complete the plan.

         We have not been involved in any bankruptcy, receivership or similar proceeding. Except as set forth herein, we have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

(b) Business Plan

         We are in the business of developing, marketing and manufacturing various consumer products, patented and unpatented, designed to enhance and provide security for the consumer and for his property. We have placed particular emphasis on gun safety because it has become a prominent national issue due to the recent rash of school and workplace violence. We believe that there will be a continual public mandate for our federal, state and local governments to pass gun safety legislation on all guns manufactured. With over 220 million firearms in the U.S. alone, we believe we will be a major presence in the gun lock market.

         In addition, we have developed a wide range of security and non-security products for the home, automobile and person including various plastic injection and leather products. We primarily sell to mass market retailers such as Wal-Mart and K-Mart. The majority of our products are manufactured and imported from mainland China and shipped to a central location for distribution in Little Rock, Arkansas.

         In order to build a database from which we might select products to market and distribute, we presently anticipate that we will solicit proposals from inventors who have substantially completed their product development but lack the expertise or capital to market or distribute it. We expect that we will utilize advertisements in trade and other publications, networking, referrals from persons with whom we may have pre-existing relationships and our Web site as methods of soliciting these proposals. We may also acquire existing businesses with complimentary operations as a method of expanding our business and operations.

(c) Products

         (1)  Security Products

         We manufacture and distribute products in three main categories (a) home, auto and personal security, (b) gun safety locks, and (c) non-security devices. In developing these products, we focus on developing features, establishing patents, and formulating pricing to obtain a competitive edge. We currently design and engineer our safety products with the assistance of our Chinese and domestic manufacturers, who are also responsible for the tooling, manufacture and packaging of the products.

               (A) Gun Safety. We currently market three gun safety products:

               o "Trigger Lock Value Pack," a patented product, which contains three ABS plastic trigger locks with metal locking device and keys. This lock fits virtually all handguns and prevents unwanted or accidental discharge of the firearm.
               o    "Lever Hammer Lock," constructed of ABS plastic with a metal locking device and key, is designed to prevent cocking of
                    lever action rifles.

               o "Gun Lock", a steel lock with keyed locking device, that fits over the entire trigger guard of virtually all handguns.
               o "Metal Trigger Lock," the development of which has been recently completed and production has begun. This lock is similar to our Trigger Lock Value Pack, but is made of metal instead of plastic with a more secure locking system. The lock will be available at the retail level in a three-piece value pack and as a single unit. It will also be available in bulk without retail packaging for gun manufacturers. We have a patent pending on this product.

               (B) Personal Security. We carry a wide range of electronic alarms designed to protect the consumer and personal property.

               o "Body Alarm," a 130-decibel alarm, is designed to be carried or worn whenever the user faces the possibility of attack. An original product of DAC Arkansas, it has been redesigned to include a built-in flashlight and accessories so it can be used as a door or window alarm.
               o "Key Alert," a patented product, is a small, 120 decibel alarm with key chain and built-in flashlight. This unit, easily activated by a push button, will enhance protection any time its user feels threatened.
               o "Pepper Spray," packaged in an attractive leather holster with key ring, this canister contains 14 grams of 5% oleoresin capsicum red pepper, and will debilitate an attacker on contact with his eyes.
               o "Protect All," a vibration activated, 130 decibel alarm, this unit can be attached to virtually anything, i.e. television, stereo, microwave. Not much larger than a beeper, this alarm can protect personal property at home, office or virtually any location.
               o "Patient Alert," designed specifically for the health care industry, this alarm is similar to our Body Alarm, but with attachments to mount the unit onto a bed or wheelchair and the pull strap to the patient. Decibel level of this alarm is only 100-105, as its intended use is not to scare off an attacker but to alert nursing staff when a patient attempts to get out of bed or wheelchair.

               (C) Automotive Safety. We currently manufacture the following car alarms:

               o "SWAT Steering Wheel Alarm," a patented product, is a 130-decibel alarm which mounts to virtually any vehicle steering wheel. Locking the alarm to the steering wheel arms the alarm, and a delay timer allows the driver 15 seconds to exit the vehicle without activating the alarm. Vibration activated, this alarm has an automatic reset, sensitivity settings, and a blinding strobe light. Selling for $25-$30 at the retail level, this alarm is perfect for consumers who do not want to invest in more expensive vehicle alarms. The SWAT Steering Wheel Alarm is also manufactured with remote control for arming and disarming.
               o "SWAT II Talking Car Alarm," a more traditional, under the hood car alarm, can easily be installed by the consumer. The alarm can be mounted under the hood by screws, tape, or simply strapped to the car battery, all provided. Alligator clips allow for easy attachment to battery for power. Two remote controls come with the unit, which are used to arm and disarm the alarm, as well as set sensitivity levels and spoken warnings in both English and Spanish. Alarm has nine voice commands programmed, car finder, and a panic button. Retailing in the $80-$100 range, this alarm is less expensive than most competitors models, and does not require professional installation.
               o "Warning Module," is a simple battery operated device that mounts on the dashboard, with two red LED lights that flash when activated. Sold separately, it is also included in the packaging with the SWAT II Talking Car Alarm.

               (D) Home Safety. We carry a full line of home security alarms, packaged both as a complete unit, and with individual pieces to add on.

               o "Strobe Alarm Security System," is a complete, wireless, motion detection home security package. Wall mounted motion detector with 120(degree) radius, emits a 120 decibel alarm and sends RF signal to an outside alarm as well. Two remote controls included.
                    Companion pieces include:
                    o       The Glass/Window Alert
                    o       Mini-Magnetic Door/Window alarm
                    o       Glass Breakage Commander
                    o       Magnetic Sensor Commander
                    o       Additional Remote Controls

               (2) Non Security Products.

               We manufacture and market the following non-security consumer products:

               o "Clampit Cupholder", a licensed product, designed as a plastic, adjustable cupholder, with a unique clamping arm that allows the user to attach to virtually anything. Perfect for lawn chairs. The cupholder clamp can be adjusted so that the holder is always upright.
               o "Clampit Plateholder", a licensed product, designed as a plastic holder for paper or plastic plates, has the same patented clamp as the Cupholder, allowing user to attach to almost anything and at any angle. Perfect for lawn chairs so you no longer have to hold your plate in your lap.
               o    We are currently preparing for market the:

               o "Horizontal Phone Case", developed and patent pending, but not yet marketed, is a uniquely designed, leather cell phone case that attaches to a user's belt horizontally. User no longer has to worry about getting jabbed in the side by cell phone when sitting down. Available in three sizes.

(d) Manufacturing and Distribution.

         We, through our foreign and domestic manufacturing agents, manufacture, design and build our tooling, molds and products. Our administrative offices are located in Little Rock, Arkansas and Ft. Lauderdale, Florida. Additionally, we have a distribution facility in Hong Kong, provided to us as an accomodation by one of our suppliers. We sub-contract our manufacturing for tooling and production in Shenchen, China and Sandwich, Illinois. We distribute all of the domestic and certain of our international business out of our Little Rock facility, most international business is shipped directly to the customer from our Hong Kong location. We believe we can provide low-cost quality products because labor-intensive products are manufactured in China, where labor costs are lower. Our plastic injection products can be manufactured competitively in the U.S. due to automation. Our central warehouse facility is in Little Rock where following manufacture, with the exception of our international business as previously noted, products are delivered complete and ready for delivery to our customers.

         Our distribution strategy includes direct selling and marketing, utilizing commissioned independent sales representatives. We anticipate that we will develop sales promotion and sales development activities which will be directed towards giving selling assistance to the independent sales representatives through aids such as brochures, product samples and demonstration products. We will establish a Web site which will serve both as an additional marketing tool, and will provide a platform from which we will be able to provide various support services to our independent sales representatives. We also anticipate that we will seek to motivate our independent sales representatives through the use of special incentive programs that reward superior sales performance. We also anticipate utilizing trade shows, both on a local and national level to promote our products and to attract qualified sales representatives.

         Our management will attempt to maintain sufficient inventory levels to meet customer's demands but there can be no assurance that we will be successful in doing so. Turnaround time from the date an order is placed until received in our distribution center normally is between four to six weeks. This quick turnaround time allows us to maintain minimum inventory levels. However since we out source our manufacturing, a good portion of which is done in China, it is difficult to predict the efficiency of our vendors.

(e) Competition.

         We will be operating in a very competitive industry, dominated by national and international companies with well-established brands all of whom are better capitalized, have more experience in our industry and have established varying degrees of consumer loyalty. There are no assurances we will ever be successful in establishing our brands or penetrating our target markets. Some of our competitors in the business sectors which we will be operating in are:

          o Gun safety competitors include: Master Lock (which presently controls 60-70% of the market), Noble Security and Shot Lock.
          o    Automotive security competitors include: Bulldog, Rally and Code
               Alarm
          o Personal security competitors are varied and mostly smaller vendors.
          o Non-security product competitors include: various small and large vendors participate in this field

         We are subject to competition that is expected to intensify in the future because we believe that the number of competitors is increasing. There are no significant barriers to entry into our markets. We feel our greatest difficulties in competing come in areas such as gun safety where are competitors are bigger, better known, and have greater resources including capital and personnel. We realize it is important to achieve brand name recognition in establishing market share, which, in turn generates additional market share giving consumers preferences for brand names. We believe that while brand names operate effectively in mainstream product distribution, there is significant opportunity for lesser known names with specific products and solutions that appeal to consumers.

         It is critical for us to be selective in the products we select to bring to market, and management has been effective in developing products that can be priced advantageously and obtain consumer acceptance as well as approval from the mass merchandisers whose relationships we have, over the years, cultivated. In addition, we believe that impulse buying is more prominent when products are sold below the $20 threshold. We believe that consumers have responded favorably to our lower priced products. Accordingly, the keys to our maintaining a competitive position are product design, pricing quality of product and the maintenance of favorable relationships with various mass merchandisers.

(f) Principal Suppliers.

          Our principal suppliers and manufacturers are:

          o Uni Skit Technologies, Inc., a Chinese company which manufactures the our auto and body alarm systems.

          o Uni Tat International, Inc., a Chinese company which manufactures the gun locks and auto alarm systems.

          o Security Limited, a Little Rock, Arkansas company, manufactures the Pepper Spray.

          o Taico Designs, a company located in Chicago, Ill. manufactures the cup and plateholder

          o Emsal Tekin a company located in Istanbul, Turkey, manufactures the horizontal phone case

         With the exception of Uni Skit Technologies, Inc., we have no contractual relationship with our manufacturers. For the past two years Uni Skit and Uni Tat have supplied approximately 80% of our products. We are dependent upon these suppliers for the near term. We believe our relationships with our suppliers and manufacturers is satisfactory, however should any of them cease providing for us, we believe they can be replaced without difficulty and at competitive cost.

         In 1997, we contracted with Uni Skit to share ownership rights, research and development costs with respect to all products developed on a joint basis. Uni Skit also has the exclusive right of manufacturing certain products providing it can handle our requirements. The contract also gives us the exclusive right to market and sell our joint products in North and South America, and gives Uni Skit the same exclusive rights in the Pacific Rim. The parties have non-exclusive rights to market and sell in other parts of the world.

(g) Customers.

         Although we have numerous customers, we sell on the basis of purchaser orders, primarily to national retail chains such as Wal-Mart, K-Mart, Walgreens, Pep Boys, Discount Auto, Advance Auto Sales and Radio Shack. In 1998 Wal-Mart accounted for 14% of our gross revenues and 28% in 1999. In 1999, K-Mart accounted for 17% of our gross revenues.

         We have entered into a "Blanket Purchase Order" with Savage Arms(Canada) Inc., a significant national gun manufacturer which provides for the following:

          o the contract runs for a period of one year but may be terminated on three months notice.
          o we are required to maintain an inventory equal to three weeks of requirements relative to the most recent scheduled release.
          o the contract provides for 90,000 pieces of the trigger lock mechanism

         In addition, our customer base also includes numerous regional and national distributors and smaller retailers. We also sell to distributors in Europe, Asia, South and Central America and the Far East, including the following:

          o Germany - SWAT II Talking Car Alarm (speaks German), SWAT Steering Wheel Alarm w/remote, Warning Module and Key Alert.
          o    England - SWAT II Talking Car Alarm, both SWAT Steering Wheel
               Alarms.
          o    Japan - SWAT Steering Wheel Alarm, Glass/Window Alarm.

(h) Intellectual Property.

         We believes that protection of proprietary rights to our products is extremely important.

To this end, we have obtained U.S. patents on certain of our products as follows:

                  Model                              Patent No.                 Expiration
                  -----                              ----------                 ----------
         TVP 095  Trigger Lock Value Pack            Des. 375,342               2009
         SWA 03  SWAT Steering Wheel Alarm           Des. 365,774               2009
         KAL 201  Personal Safety Alarm              Des. 355,863               2008
         Key Chain Alarm                             5,475,368                  2008
         GWA 001 Glass/Window Alarm                  Des. 371,086               2009
         Defense Spray and Flashlight                Des. 375,994               2009

         In addition, we have patents pending on our steel trigger and horizontal phone case products .We have entered into a licensing agreement giving us the exclusive right to sell the patented Clampit Cup and Plate Holder in the U.S., with certain minor exceptions.

         We intend to register our product names, although we may not be successful in doing so particularly because of their generic character. As we develop trademarks, trade names, copyrights or other intellectual property rights, we may seek to protect these, as well as those related to the products listed above, by registration in the United States and other countries where these products may be marketed.

         Depending upon the development of our business, we may also wish to develop and market products which incorporate patented or patent-pending formulations, as well as products covered by design patents or other patent applications.

         While we may seek to protect our intellectual property, in general, there can be no assurance that our efforts to protect our intellectual property rights through copyright, trademark and trade secret laws will be effective to prevent misappropriation of our products. Our failure or inability to protect our proprietary rights could materially adversely affect our business, financial condition and results of operations. Moreover, inasmuch as we will often seek to manufacture products which are similar to those being manufactured by others, it is also critical for us to insure that our manufactured products do not infringe upon existing patents of others.

(i) Governmental Regulations.

         We have obtained the required approval from the Federal Communications Commission for the Rf signals emitted by our remote control units. We are not aware of any other required governmental approvals on any of our products.

         While not directly affecting our business, there is a likelihood of governmental regulations requiring trigger locks on guns. If such regulations are passed, they presumably will serve to increase the demand for our products and sales in the gun safety area. Government regulations may, however, be promulgated to regulate these devices.

(j) Research and Development.

         We do not incur any true research and development costs. We develop our products internally, utilizing the expertise of our manufacturers, and input from our customers. Because of our close relationships with our customers, we are able to determine the level of interest in a particular product before investing significant time or capital in its development. Once a potential new product is identified, we utilize the services of a patent attorney to assure that we do not infringe upon anyone's patent rights. We also design our own packaging internally.

         Working closely with our manufacturers' engineers, a final design for a product and cost estimations are completed. If management determines that a product can be produced at competitive prices, and the interest level justifies production, we proceed with having a mold made. We own the molds for all of our products. After pre-production samples are made and approved, full production begins.

(k) Environmental Laws.

         We are not subject to any environmental laws or regulations.

(l) Employees.

         We currently employ five employees, all of whom are full-time:
President & Chief Executive Officer, Chief Financial Officer, salesman, receptionist, & shipping clerk. There are no collective bargaining agreements or contracts.

(m) Reports to Security Holders

         We are not, until the effectiveness of this registration statement , subject to the reporting requirements of the Securities & Exchange Act of 1934 and the rules and regulations promulgated thereunder, and, therefore, do not file reports, proxy statements or other information with the Securities & Exchange Commission. Copies of the registration statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and may be available at the following Regional Offices of the Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following Management Discussion and Analysis of Financial Condition is qualified by reference to and should be read in conjunction with, our Financial Statements and the Notes thereto as set forth at the end of this document. We include the following cautionary statement in this Form 10SB for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performances and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished.

(a) Background

         DAC Arkansas was formed in 1993, and began selling its Body Alarm, a small, beeper sized, 130 decibel, electronic personal security alarm, which retails for under $10. In 1994, we brought to market our patented Key Alert, a 110 decibel hand held alarm with key chain and built-in flashlight. Other products followed over the next few years, including the patented SWAT Steering Wheel Alarm, SWAT II Talking Car Alarm, and the patented Clampit Cupholder and Plateholder.

         In 1996, we developed our patented Trigger Lock, an inexpensive, plastic trigger lock for handguns. Recognizing the public's and government's concern for gun safety, we have developed a new Metal Trigger Lock, a steel Gun Lock, and a Lever Hammer Lock for lever action rifles. All of these gun safety devices are currently carried by Wal Mart and K Mart. We have devoted a significant amount of time and effort the past year in establishing ourselves in the area of gun safety.

          o    Develop a National Sales Force

         We have in the past utilized national and regional manufacturing sales representatives, with varied success. We believe use of such sales representatives is a cost-effective method of reaching mid-sized and regional retail outlets as well as national distributors. To properly monitor and motivate these sales representatives, we intend to hire a national sales manager.

          o    Develop New Products.

         Our success has been due, in part, to our ability to continue developing new consumer products. We currently offer over thirty products in personal, home and automotive security, gun safety, and non-security products such as our patented Clampit Cupholder and Plateholder. In addition to the Metal Trigger Lock, we have also recently completed development of a leather horizontal cell phone case. This new product will be available early in 2000.
We believe that with our relationships with major retailers such as Wal Mart, K Mart, and Walgreens, and the capabilities of our manufacturers, we can continue to identify consumer products that we can produce that are of high quality and competitively priced.

          o    Internet

         We have not yet ventured into what we see as the ever-expanding opportunities available through the Internet. There are some distributors and retail chains that offer our products through their own Web sites. In anticipation of making use of the Internet to market our products, we have acquired the rights to several Internet domain names such as "trigger-lock.com" and "gun-lock.net". We intend to pursue the Internet potential early in 2000.

          o    Direct Mailings

         We have had success in identifying specific target groups and utilizing mass mailings and faxing. Sales of our Patient Alert, used by nursing homes and hospitals to alert staff when confined patients attempt to get out of their bed or wheelchair, has been developed and continues to increase as a result of this type of advertisement. We have begun similar efforts to leading gun manufacturers and distributors with regards to our gun safety locks. We intend to continue to use direct mailings whenever specific target groups can be identified as potential purchasers of any of our products.

          o    Expansion/Upgrade of Accounting and Management Systems.

         Current accounting and management systems have been satisfactory in maintaining accurate accounting data and in aiding management decisions. With anticipated growth in sales and products, it will be necessary to upgrade these systems to insure accurate data and to properly control costs, manage inventory, track cash flows, as well as provide timely information required for quarterly SEC filings.

(b) Financial Condition and Results of Operations.

          o    Overview

           As discussed in the Notes to Financial Statements, the Company acquired certain assets and assumed certain liabilities of a related company effective September 30, 1998. The following discussion and analysis of operating results for the twelve months ended December 31, 1998, include the nine months ended September 30, 1998 for this predecessor company and the three months of October 1, 1998 through December 31, 1998 for the Company.

          o Year Ended December 31, 1998 compared to the year ended December 31, 1997.

         Sales revenues for the year ended December 31, 1998 were $2,044,634 compared to $2,501,368 for the year ended December 31, 1997. The decrease of $456,734 can be attributed to a variety of factors. The most significant factor was management's decision to concentrate the Company's efforts to developing, designing and marketing the Company's line of gun safety products. These efforts, while establishing the Company as a leader in area of gun safety, significantly affected sales efforts of the Company's other products. The benefits to be realized in future sales will not realized until the year 2000.

         Operating expenses for the year ended December 31, 1998 were $777,913 compared to $730,376 for the year ended December 31, 1997. This increase of $47,537 was due primarily to one time charges totaling $81,369 to write-down the carrying values of certain inventory and fixed asset items and receivables from former employees and other related parties. The effect of these one-time expenses were offset by decreases in other normal operating expenses of $33,832.

         The net loss of $57,659 for the year ended December 31, 1998 as compared to net income of $190,245 for the year ended December 31, 1997, was due mainly to the decrease in sales revenues as discussed above.

         At December 31, 1998, the Company had working capital of $58,931 as compared to a working capital deficit of $90,763 at December 31, 1997. The increase in working capital of $149,694 can be attributed to the cash infusion of $200,000 from the private sale of 1,000,000 shares of the Company's common stock in December, 1998.

          o Nine months ended September 30, 1999 compared to nine months ended September 30, 1998.

         Income from operations for the nine months ended September 30, 1999 was $176,163, an increase of $75,271 from the nine months ended September 30, 1998. This increase is due to management's efforts to control and reduce selling, general and administrative expenses, which decreased $74,011.

         Net income for the nine months ended September 30, 1999 was $114,620 as compared to $151,463 for the nine months ended September 30, 1998, which included the recognition of $165,000 gain from the transfer of assets from DAC Arkansas to DAC Fla. In addition, in 1999, the Company decreased its selling, general and administrative expenses by $74,011, and decreased its interest expense by $53,519, all of which resulted in a $36,843 decrease in net income. The decrease in interest expense is due to the contribution to capital of certain notes payable by minority shareholders on September 30, 1998.

          o    Liquidity and Capital Resources

         Our primary source of cash is funds from our operations. We believe that external sources of liquidity could easily be obtained in the form of bank loans, letters of credit etc. We maintain an account receivable factoring arrangement in order to insure an immediate cash flow. The factor may also, at its discretion, advance funds prior to the collection of our accounts. Advances are payable to the factor on demand. Should our sales revenues significantly decline, it could effect our short term liquidity. For the period ending September 30, 1999, we owed our factor approximately $294,000. In 1994, DAC Arkansas' shareholders and the Company obtained a $500,000 line of credit. The notes reflecting the advances were consolidated and commencing March 1999, we are required to pay $10,000 for 11 months, with a balloon payment of $137,301, plus accrued interest due on February 14, 2000. The interest rate is 9.5% and the loan is collateralized by our inventories and personal guarantees of our founding stockholders. We believe our revenues will be sufficient to pay these obligations. If not, we will seek to refinance them or request our shareholders to pay their guarantees.

          o    Trends

         The recent flurry of publicity involving firearms has caused gun safety to become a prominent issue nationally. Gun violence, especially in schools has prompted the President, as well as national and state legislators, to debate legislation requiring gun safety locks on all firearms. Threatened litigation against gun manufacturers has caused them to seriously consider placing gun safety locks on the guns they manufacture. We believe sales revenues in this area will grow significantly. Sales of our gun locks products for the nine months ending September 30, 1999, totalled $661,842 as compared to $218,788 for the nine months ending September 30,1998. Sales for the fourth quarter of 1999 were $271,514.

ITEM 3. DESCRIPTION OF PROPERTY

         Our corporate headquarters are located at 3200 N. Ocean Blvd, Suite 1002, Ft. Lauderdale, FL 33308 consisting of 500 square feet, with telephone number (954) 375-0119. The lease term is month to month at a $1,400 per month rent.

         We have a 5,000 square foot office/warehouse at 1601 Westpark Dr., Suite 4C, Little Rock, AR 72204. Approximately 1,500 square feet is office and 3,500 square feet is warehouse. All of the accounting and shipping functions are performed out of this location, as well as some sales. This space is leased for two years, expiring February 1, 2001, with monthly rent of $2,325. There are no renewal options. We believe there are adequate alternative facilities at reasonably competitive prices in the event these leases terminate.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 1999 by (a) each person known by us to be the beneficial owner of five percent or more of the outstanding common stock and (b) all executive officers and directors both individually and as a group. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 5,024,500 shares of common stock outstanding.

(a) Security Ownership of Certain Beneficial Owners.

                           Name and Address of                Number of Shares                Percent
Title of Class             Beneficial Owner                   Beneficially Owned              of Class
--------------             ----------------                   ------------------              --------
Common Stock               Larry Legel                        1,498,250(1)(2)                     30%
                           1425 NE 57th Place
                           Ft. Lauderdale, FL 33334

Common Stock               Gerald E. Hannahs, Jr.             1,157,500(3)(5)                     23%
                           17710 Leatha Lane
                           Little Rock, AR 72211

Common Stock               Dan R. Lasater                     1,224,000(4)(5)                   24.4%
                           Hinson Rd.
                           Little Rock, AR

Common Stock               David A. Collins(4)                  316,750                          6.3%
                           3200 N. Ocean Blvd #1006
                           Ft. Lauderdale, FL 33308

Common Stock               Ralph Coppess                        316,500(6)                       6.3%
                           1004 Commerce St.
                           Little Rock, AR

------------------------------------
(1) Includes 181,500 shares of Common Stock held jointly with wife, 500,000 shares owned by the Collins Children's Trust and 816,750 owned by the Collins Family Trust, both of which Mr. Legel is the Trustee with full voting power.
(2) David Collins claims neither beneficial ownership nor control of the shares held by Larry Legal as trustee.
(3) 250,000 of these shares are held by Diamond Capital Partners for the benefit of Gerald Hannahs.
(4) 250,000 of these shares are held by Caribou Marketing, a company controlled by Dan Lasater
(5) 88,390 and 205,640 shares are held respectively by H & L Holdings and Phoenix Mortgage, companies jointly controlled by Gerald Hannahs, Jr. and Dan Lasater, each has been allocated 1/2 the combined shares or 197,525 shares.
(6) These shares are held by Jasper Marketing, a corporation controlled by Ralph Coppess

(b) Security Ownership of Management

                           Name and Address of       Number of Shares                        Percent
Title of Class             Beneficial Owner          Beneficially Owned                      of Class
--------------             ----------------          ------------------                      --------
Common Stock               Larry Legel                     1,498,250(1)(2)                     26.2%
                           1425 NE 57th Place
                           Ft. Lauderdale, FL 33334

Common Stock               David A. Collins                  316,750                            6.3%
                           3200 N. Ocean Blvd #1006
                           Ft. Lauderdale, FL 33308

Common Stock               Total Officers & Directors      1,631,750                           32.5%

---------------------------------
(1) Includes 181,500 shares of Common Stock held jointly with wife, 500,000 shares owned by the Collins Children Trust and 816,750 owned by the Collins Family Trust, both of which Mr. Legel is the Trustee with full voting power.
(2) David Collins claims neither beneficial ownership nor control of the shares held by Larry Legal.

         There are no arrangements which may result in a change in control of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

         The following sets forth the names and ages of our executive officers and directors. Directors are elected annually at our annual meeting of stockholders, and serve for the one year term for which they are elected and until their successors are duly elected and qualified. Our officers are appointed by the board of directors and serve at the board's discretion.

Name                                Age          Position                                Term
----                                ----         --------                                ----
David A. Collins                     54       President, CEO/Director                  2000-2001

Robert C. Goodwin                    43       CFO/Director                             2000-2001

Larry Legel                          53       Secretary/Director                       2000-2001

John C. Collins                      33       Vice President-Sales                     2000-2001

         David A. Collins has served as the Company's President and CEO since its inception. From 1992 until September 1998, Mr. Collins was President and CEO of DAC Arkansas. Mr. Collins also served as President of Global Enterprises, a marketing and sales organization serving the convenience store industry. Mr. Collins attended Little Rock University, lacking 10 hours for his degree.

         Larry Legel has been a Director of the Company since its inception, as well as a Director of DAC Arkansas. Mr. Legel is an independent CPA, and has owned and managed a CPA firm for over 25 years. Mr. Legel has served as a Director, CEO, and CFO of a number of corporations. Mr. Legel received his BS degree from Wayne State University, Detroit, MI.

         Robert C. Goodwin has served as the Company's CFO since its inception, as well as DAC Arkansas since 1993. Mr. Goodwin has served as CFO of companies in a variety of industries for twenty years. Mr. Goodwin received a BA degree from Hendrix College, Conway, Arkansas in 1978. Mr. Goodwin has been a CPA in Arkansas since 1982.

         John C. Collins is the son of David A. Collins and has served as a regional sales manager of the Company and DAC Arkansas since 1994. Mr. Collins has sales experience in a number of industries. He has been instrumental in developing the Company's international customer base as well as being involved in product development and merchandising.

ITEM 6. EXECUTIVE COMPENSATION

         The following table sets forth summary information concerning the compensation received for services rendered to us during the fiscal year ended December 31, 1998. Other annual compensation consists of health insurance premiums paid for by us on behalf of the named officers, and in some cases, the spouse and dependents of the named officers.

                                                   SUMMARY COMPENSATION TABLE

                                   Annual Compensation                      Long Term Compensation
                            -----------------------------      --------------------------------------------------
                                                                      Awards               Payouts
 (a)              (b)         (c)        (d)       (e)           (f)          (g)          (h)              (i)
                                                   Other
Name                                              Annual      Restricted   Securities                    All Other
and                                              Compen-         Stock     Underlying      LTIP           Compen-
Principal                                         sation        Award(s)   Options/       Payouts         sation
Position          Year     Salary($)   Bonus($)     ($)           ($)       SARs(#)         ($)             ($)
--------          ----     ---------  ---------  --------     ---------  -------------  -----------      ---------
David A.
Collins, CEO      1998     52,000                   5,000                                                61,500[1]

Robert C.
Goodwin, CFO      1998     54,000                   4,000

John C.
Collins,
VP Sales          1998     36,000     18,000        4,000

--------------------------------
[1] These funds were paid to Telephone Connections Network, Inc., a company owned by the Collins Family Trust, as consulting fees.

Board Compensation

         Our directors do not receive cash compensation for their services as Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) Acquisition of Our Predecessor's Assets and Liabilities

         On September 27, 1999, we entered into an Asset Purchase Agreement, effective September 30, 1998, wherein we acquired assets of DAC Arkansas, totaling $939,150, and assumed liabilities totaling $1,104,783. Not included in this transaction was a receivable from David Collins, certain bridge loans, stockholder advances, an automobile, certain accounts payable, accrued commissions and accrued payroll. The difference resulted in a gain to the DAC Arkansas of $165,633, and a loss in the same amount to us.

(b) DAC Arkansas

         In previous periods, the DAC Arkansas had significant related party transactions, including loans to and from stockholders. Prior to September 23, 1998, DAC Arkansas had loaned a principal shareholder, the Collins Family Trust and Telephone Connections Network, Inc., a company wholly-owned by the Collins Family Trust, approximately $340,000 and David Collins, the company president, approximately $143,000. During the same period, Gerald Hannahs and Dan Lasater, principal shareholders of the Company, loaned DAC Arkansas approximately $464,000.

         On September 23, 1998, Gerald Hannahs and Dan Lasater, purchased, from DAC Arkansas, $174,603 of notes and accrued interest receivable owed by David Collins to DAC Arkansas. The consideration was an equal amount of notes payable to these stockholders.

         On September 30, 1998, Gerald Hannahs and Dan Lasater, contributed $348,867 of notes payable and accrued interest to the capital of the DAC Arkansas. Consulting fees of $10,500, $51,000 and $120,000 for the three months ended December 31, 1998, for the nine months ended the September 30, 1998 and for the year ended December 31, 1997, respectively, are payments to Telephone Connections Network, Inc., a Company consultant.

(c) Related Party Transactions

         We and our predecessor have two major suppliers in China-Uni Skit Technologies, Inc. and Uni Tat International, Inc.- from whom we purchase, on average more than 90% of our products. On December 23, 1998, Uni Skit, one of our major suppliers, agreed to convert $251,936 of its debt to 165,000 of our common shares. The transaction was made in reliance on Section 4(2) of the Securities Act, as the purchaser was sophisticated, has full access to all material information and took the shares for investment purposes. As of September 30, 1999, we owe this supplier $26,026. In 1997, we contracted with Uni Skit to share ownership rights, research and development costs with respect to all products developed on a joint basis. Uni Skit also has the exclusive right of manufacturing certain products providing it can handle our requirements. The contract also gives us the exclusive right to market and sell our joint products in North and South America, and gives Uni Skit the same exclusive rights in the Pacific Rim. The parties have non-exclusive rights to market and sell in other parts of the world.

         On March 1, 1995, DAC Arkansas entered into a consulting agreement with Telephone Connections Network Inc., a company controlled by the Collins Family Trust, to provide sales and marketing advice to the Company. The Collins Family Trust was created for the benefit of members of the family of David Collins, the Company's president. Mr. Collins disclaims any beneficial interest in the trust. The trustee of the Trust is Larry Legal, the Company's Secretary and a director. The fees paid under the consulting agreement are subject to agreement between the parties. To date they have averaged approximately $6,000 per month. The agreement expires on March 1, 2000, but can be terminated on 30 days notice.

 (d) Promoters and Founders

         On July 31, 1998 we issued 3,630,000 shares of our common stock to principally the same shareholders of our predecessor, DAC Arkansas, i.e. Collins Family Trust, Dan Lasater and Gerald Hannahs, for par value, in the same ratio of ownership in the latter, in reliance on section 4(2) of the Securities Act.

(e) Factoring Agreement

         On April 10, 1995, DAC Arkansas entered into a factoring agreement that is renewable annually. By agreement with the factor, CIT Group/Commercial Services, Inc., we assumed this agreement on October 1, 1998. The factoring fees range from .65% to 1.8% monthly depending on the creditworthiness and location of an account, i.e. domestic or foreign. An additional fee of .25% is charged for each 30 day period, or part thereof, when the terms of sale exceed 30 days. Fees are calculated on the gross face value of each invoice. In addition to the factoring fees interest is charged on the outstanding funds in use at the greater of 7% or 1.25% above prime. The amounts borrowed are secured by our accounts receivable. For the period ending September 30, 1999, we owed our factor approximately $294,000.

(f)  Line of Credit/Loans

         On April 15, 1994, DAC Arkansas' stockholders entered into note agreements with the Mercantile Bank in Little Rock, Arkansas for a line of credit totaling $500,000. On February 12, 1999, several principal shareholders and the Company jointly borrowed, for the benefit of the Company, $230,722 evidenced by a promissory note whose terms require 11 monthly payments of $10,000, beginning March 12, 1999, with a balloon payment of $137,301 plus accrued interest, due on February 14, 2000. The interest rate is 9.5%. The loans are collateralized by our inventories.

ITEM 8. DESCRIPTION OF SECURITIES

(a)  Common Stock.

         We are authorized to issue 10,000,000 shares of common stock, par value $0.001 per share, of which 5,024,500 shares were issued and outstanding as of January, 2000. All of the issued and outstanding common stock is fully paid and non-assessable.

         Each share of common stock entitles the holder thereof to one vote in the election of directors and all other matters upon which stockholders are entitled to vote. There are no cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

         Each share of common stock entitles the holder thereof to receive cash dividends as the Board of Directors may declare from funds legally available therefore. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

         There are no preemptive rights with respect to our common stock. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock.

         The transfer agent and registrar for our common stock will be Florida Atlantic Stock Transfer, Tamarac, FL.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         There is no public trading market for our common stock. We have no outstanding options, warrants or other securities that could be converted into common stock. As of January 26, 2000, there were approximately 29 holders of record of our 5,024,500 shares of common stock outstanding.

         We have not paid a cash dividend on the common stock since inception. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, our capital requirements and our overall financial condition. Although there is no restriction to pay dividends, as of the date of this registration statement, we have no intention to declare dividends.

ITEM 2. LEGAL PROCEEDINGS

         We are currently unaware of any pending legal proceeding or any proceeding contemplated by a governmental authority in which we may be involved.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         As of the date of this Registration Statement, Sweeney, Gates & Co., located at 2691 East Oakland Park Boulevard, Suite 302, Fort Lauderdale, Florida 33306, served as our independent accountants and have prepared the audited statements included as Exhibits hereto. Sweeney, Gates & Co. have advised us on January 6, 2000, that it will decline reappointment for the upcoming fiscal year. Sweeney, Gates & Co. report on our financial statements for the past two
(2) years has not contained an adverse opinion or disclaimer of opinion or was qualified or modified, as to uncertainty, audit, scope, or accounting principals. The decision to change accountants was not recommended or approved by any audit committee or similar committee of the Board of Directors or by the Board of Directors. During the two most recent fiscal years and during any subsequent interim period preceding the declination, there were no disagreements with Sweeney, Gates & Co. on any manner of accounting principals or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Sweeney, Gates & Co., would have caused it to make a reference to the subject matter of the disagreements in connection with its report. The reason for the declination is that the bulk of our business and administration is located in Little Rock, Arkansas, as opposed to Fort Lauderdale, Florida, and as such we have engaged the CPA firm of Moore, Stephens & Frost, LLP to serve as our independent accountants and prepare our audited statements for the upcoming fiscal year.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On July 31, 1998, we issued 3,630,000 founders' shares of common stock to principally the same stockholders, and in the same ratio as the ownership ratio of the DAC Arkansas. Because these persons had a preexisting relationship with us and access to relevant information concerning us, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.
These shares were issued for our par value, $0.001. These shares may only be sold in compliance with Rule 144. Of these 5,024,500 shares, 3,825,000 shares are restricted securities within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering.

         On December 31, 1998, pursuant to an offering, we sold 1,000,000 shares of its common stock for $200,000 or $0.20 per share to 15 investors who were either accredited or otherwise sophisticated investors with whom we had pre-existing relationships and access to relevant information concerning the Company in a private placement exempt from registration under the Securities Act in reliance on Section 3(b) and Rule 504 of Regulation D of the Securities Act. Approximately 500,000 shares of the offering were made to affiliates of the Company. At the same time, we issued 30,000 shares of common stock for legal services to our former securities counsel, Atlas, Pearlman, Trop and Borkson, P.A.

         On December 23, 1998, Uni Skit, one of our major suppliers, agreed to convert $251,936 of its debt to 165,000 of our common shares. The transaction was made in reliance on Section 4(2) of the Securities Act, as the purchaser was sophisticated, has full access to all material information and took the shares for investment purposes.

         In April 1999, pursuant to a private placement, we sold 199,500 shares of our common stock for $39,900 or $0.20 per share to 3 investors who were either accredited or otherwise sophisticated and with whom we had a pre-existing relationship and who had access to all material information. The transaction was exempt under Section 3(b) and Rule 504 of Regulation D of the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS .

         Our bylaws and articles of incorporation provide that no officer or director of the Company shall be personally liable to the Company or its shareholders for damages for breach of duty owed to the Company or its shareholders to the fullest extent permitted by law. In addition, the Company shall have the power to undertake to indemnify the officers and directors of the company against any contingency or peril as may be determined to be in the best interest of the Company.

         Florida Business Corporation Act. Section 607.0850(1) of the Florida Business Corporation Act (the "FBCA") provides that a Florida corporation, such as the Company, shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 607.0850(2) of the FBCA provides that a Florida corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         Section 607.850 of the FBCA further provides that: (I) to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he shall be indemnified against expense actually and reasonably incurred by him in connection therewith; (ii) indemnification provided pursuant to Section 607.0850 is not exclusive; and (iii) the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

         Notwithstanding the foregoing, Section 607.0850 of the FBCA provides that indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions regarding unlawful distributions are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

         Section 607.0831 of the FBCA provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (i) the director breached or failed to perform his duties as a director; and (ii) the director's breach of, or failure to perform, those duties constitutes: (A) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (E) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

                                    PART F/S

PART III.  Index and Description of Exhibits

Exhibit       Description                                             Page

 2            Asset Purchase Agreement
 3.1          Articles of Incorporation
 3.2          By-laws
10.1          Consulting Agreement
10.2          Lease Agreement
10.3          Factoring Agreement
10.4          Uni-Skit Agreement
16            Declination Letter of Sweeney, Gates & Co
23            Consent Of Independent Certified Public Accountants

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.

Dated:______________



By: /s/ David A. Collins
    -------------------------------
David A. Collins, President and CEO

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                FOR THE THREE MONTHS ENDED DECEMBER 31, 1998 AND DAC TECHNOLOGIES OF ARKANSAS, INC. (PREDECESSOR)
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                              FINANCIAL STATEMENTS
                                       AND
                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                              FINANCIAL STATEMENTS

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants                           F-1

Balance Sheet                                                                F-2

Statements of Operations                                                     F-3

Statement of Changes in Stockholders' Equity                                 F-4

Statements of Cash Flows                                                     F-5

Notes to Financial Statements                                                F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
   and Stockholders of
DAC Technologies Group International, Inc.

We have audited the accompanying balance sheet of DAC Technologies Group International, Inc., as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the three months ended December 31, 1998, and the statements of operations and cash flows of DAC Technologies of Arkansas, Inc. (Predecessor) for the nine months ended September 30, 1998 and the year ended December 31, 1997. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of DAC Technologies Group International, Inc., referred to above present fairly, in all material respects, the financial position as of December 31, 1998 and the results of its operations and cash flows for the three months ended December 31, 1998, and the results of the operations and cash flows of DAC Technologies of Arkansas, Inc. (Predecessor) for the nine months ended September 30, 1998 and the year ended December 30, 1997, in conformity with generally accepted accounting principles.

                              SWEENEY, GATES & CO.


Fort Lauderdale, Florida
September 30, 1999

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                                  BALANCE SHEET
                               DECEMBER 31, 1998


ASSETS
Current assets:
    Cash                                                              $  68,042
    Accounts receivable                                                 204,805
    Inventories                                                         305,924
    Other current assets                                                  6,360
                                                                      ---------
          Total current assets                                          585,131
Property and equipment                                                  324,695
Patents                                                                  27,469
                                                                      ---------
                                                                      $ 937,295
                                                                      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Due to factor                                                     $ 152,147
    Current portion of long-term debt                                    88,191
    Accounts payable and accrued expenses                               285,862
                                                                      ---------
           Total current liabilities                                    526,200
                                                                      ---------
Long-term debt, less current portion                                    173,781
                                                                      ---------
Stockholders' equity:
    Common stock, $.001 par value; 10,000,000 shares authorized,
        4,825,000 issued and outstanding                                  4,825
    Additional paid-in capital                                          445,241
    Stock subscriptions receivable                                       (3,630)
    Accumulated deficit                                                (209,122)
                                                                      ---------
           Total stockholders' equity                                   237,314
                                                                      ---------
                                                                      $ 937,295
                                                                      =========


   The accompanying notes are an integral part of these financial statements.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                            STATEMENTS OF OPERATIONS

                                                                 Predecessor                          Company
                                                     ------------------------------------          ---------------
                                                                          January 1, 1998          October 1, 1998
                                                     Year ended              through                   through
                                                     December 31,          September 30,             December 31,
                                                        1997                   1998                     1998
                                                     -----------          --------------           ---------------
Sales, net of returns and allowances                 $ 2,501,368            $ 1,683,948              $   360,686

Cost of sales                                          1,445,395                974,632                  212,143
                                                     -----------            -----------              -----------
              Gross profit                             1,055,973                709,316                  148,543
                                                     -----------            -----------              -----------
Selling, general and administrative expenses             730,376                608,424                  169,489
                                                     -----------            -----------              -----------
              Income from operations                     325,597                100,892                  (20,946)
                                                     -----------            -----------              -----------
Other income (expense):

   Interest                                             (135,352)              (115,062)                (22,543)
   Gain (loss) on transfer of assets                           -                165,633                (165,633)
                                                     -----------            -----------              ----------
              Other income (expense)                    (135,352)                50,571                (188,176)
                                                     -----------            -----------              ----------
Net income (loss):                                   $   190,245            $   151,463              $  209,122)
                                                     ===========            ===========              ==========

Pro forma information (unaudited):
   Net income (historical)
      before income taxes                            $   190,245            $   151,463              $ (209,122)

   Income taxes                                          (73,000)               (58,000)                     --
                                                     -----------            -----------              ----------
   Net income (loss)                                 $   117,245            $    93,463              $ (209,122)
                                                     ===========            ===========              ==========
Net loss per share - basic and diluted                                                               $    (0.06)
                                                                                                     ==========
Weighted average shares outstanding                                                                   3,644,348
                                                                                                     ==========

   The accompanying notes are an integral part of these financial statements.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                                DECEMBER 31, 1998

                                                                       Additional       Stock
                                            Common Stock                Paid-in      Subscriptions     Accumulated
                                       Shares            Amount         Capital       Receivable         Deficit          Total
                                     ---------           -------       ---------     -------------     ----------       ---------
July 2, 1998:
Issuance of founders' shares         3,630,000           $ 3,630       $      -         $(3,630)       $        -       $      -
                                     ---------           -------       ---------        -------         ---------       ---------
Balance, October 1, 1999             3,630,000             3,630              -          (3,630)                -              -
Conversion of debt to equity           165,000               165         251,771              -                 -         251,936
Issuance of  stock for cash          1,000,000             1,000         187,500              -                 -         188,500
Issuance of stock for services          30,000                30           5,970              -                 -           6,000
Net loss                                     -                 -               -              -          (209,122)       (209,122)
                                     ---------           -------       ---------        -------         ---------       ---------
Balance, December 31, 1998           4,825,000           $ 4,825       $ 445,241        $(3,630)        $(209,122)      $ 237,314
                                     =========           =======       =========        =======         =========       =========

   The accompanying notes are an integral part of these financial statements.

               DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                        STATEMENTS OF CASH FLOWS

                                                                                     Predecessor                     Company
                                                                         -----------------------------------     ----------------
                                                                            Year             January 1, 1998      October 1, 1998
                                                                            ended                through              through
                                                                          December 31,         September 30,         December 31,
                                                                             1997                  1998                 1998
                                                                          -----------         --------------       --------------
Cash flows provided (used) by operating activities:
     Net Income (loss)                                                     $ 190,245             $ 151,463           $ (209,122)

     Adjustments to reconcile net income (loss) to net
        cash provided (used) by operating activities:
         (Gain) loss on transfer of assets                                         -              (165,633)             165,633
         Depreciation and amortization                                        41,763                35,501               11,730
         Allowance for doubtful accounts and returned
            merchandise                                                       97,879                29,940                2,364
         Changes in assets and liabilities:
            Decrease (increase) in:
               Accounts receivable                                            85,698              (123,427)             101,314
               Inventories                                                   283,948                13,113              (12,648)
               Other current assets                                           48,013                29,813                  841
            Increase (decrease) in:
               Accounts payable  and accrued expenses                       (377,724)             (172,876)             (44,784)
                                                                           ---------             ---------           ----------
                 Net cash provided (used) by operating activities            369,822              (202,106)              15,328
                                                                           ---------             ---------           ----------
Cash flows used for investing activities:
     Purchase of property and equipment                                      (32,087)              (46,302)             (46,481)
     Patents                                                                 (10,000)                    -                    -
     Increase in notes receivable-related parties                            (86,650)              (17,400)                   -
     Increase in employee advances                                           (17,164)              (32,529)                   -
                                                                           ---------             ---------           ----------
                 Net cash used by investing activities                      (145,901)              (96,231)             (46,481)
                                                                           ---------             ---------           ----------

   The accompanying notes are an integral part of these financial statements.

               DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                  STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                                  Predecessor                       Company
                                                                       -----------------------------------      ---------------
                                                                           Year            January 1, 1998      October 1, 1998
                                                                          ended                through              through
                                                                       December 31,         September 30,         December 31,
                                                                          1997                  1998                 1998
                                                                       ------------        ---------------      ---------------
Cash flows from financing activities:
     Increases (decreases) due to factor                                  (59,978)               71,509             (140,511)
     Proceeds (payments) on notes payable, related parties                (82,179)              121,073                    -
     Proceeds (payments) on notes payable, bank                           (84,256)               21,403               23,284
     Proceeds from bridge loans                                                 -               100,000                    -
     Proceeds from sale of common stock                                         -                     -              200,000
     Deferred offering costs                                                    -                (5,500)                   -
                                                                        ---------             ---------            ---------
                 Net cash provided (used) by financing activities        (226,413)              308,485               82,773
                                                                        ---------             ---------            ---------
         Net increase (decrease) in cash                                   (2,492)               10,148               51,620
Cash at the beginning of the period                                         8,766                 6,274               16,422
                                                                        ---------             ---------            ---------
Cash at the end of the period                                           $   6,274             $  16,422            $  68,042
                                                                        =========             =========            =========
Supplemental disclosure of cash flow information:
     Cash paid for interest during the period                           $ 161,602             $  43,067            $   8,328
                                                                        =========             =========            =========
     Cash paid for income taxes during the period                                                                  $       -
                                                                                                                   =========
Supplemental  disclosure of non-cash
     Investing and financing activities:

     Contribution of capital by related party notes                                           $ 348,867
                                                                                              =========
     Purchase of majority stockholder notes receivable
         by minority stockholders                                                             $ 174,603
                                                                                              =========
     Contribution of capital by supplier                                                                           $ 251,936
                                                                                                                   =========

   The accompanying notes are an integral part of these financial statements.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and basis of presentation - DAC Technologies of America Inc. ("the Company"), a Florida corporation, was incorporated on July 2, 1998. The Company changed it's name in July 1999 to DAC Technologies Group International, Inc. Effective September 30, 1998, the Company acquired certain assets from, and assumed certain liabilities of, a related company, DAC Technologies of Arkansas, Inc., ("Predecessor"), formerly known as DAC Technologies of America, Inc., an Arkansas corporation. On September 17, 1999, the Predecessor changed its name to DAC Technologies of Arkansas, Inc. Since this was a related party transaction, the basis of the assets and liabilities assumed were carried forward at predecessor values and the resulting gain or loss was recognized on the respective company's statement of operations.

The financial statements for the period October 1, 1998 to December 31, 1998 include the accounts of the Company. The financial statements for the nine months ended September 30, 1998 and for the year ended December 31, 1997 include the accounts of the Predecessor.

Inventories - Inventories are stated at the lower of average cost or market. Costs include freight and applicable custom fees.

Property and equipment - Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Patents - Costs incurred in connection with the acquisition of patents are capitalized and amortized over their remaining lives. Patents have been issued to the Company for its SWAT Steering Wheel Alarm, Gun Trigger Lock, Key Alert and Glass/Window Alert products.

Impairment of long-lived assets - The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No.121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. The Predecessor recorded an expense, of $30,403, for the cost of molds utilized to manufacture pepper spray, since it is no longer being sold. This expense was included in selling, general and administrative expenses.

Income taxes - Income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based upon enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Predecessor, with the consent of its stockholders, had elected to be an "S" Corporation under the Internal Revenue Code. All taxable income or loss flowed through to the stockholders. Accordingly, no income tax expense or liability was recorded in the accompanying financial statements of the Predecessor.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income (loss) per share - The Company accounts for earnings per share according to Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128").
FAS 128 requires presentation of basic and diluted earnings or loss per share. Since the Company has no dilutive shares or options outstanding only basic earnings per shares are presented. Earnings or loss per share is computed by dividing net income or loss by the weighted average number of shares outstanding during the period.

Fair value of financial instruments - The fair value of the Company's financial instruments, consisting of account receivables, accounts payable, and notes payable, approximate their carrying value.

Advertising costs - Advertising costs are charged to operations as incurred and were none, $12,725 and $24,712 for the three months ended December 31, 1998, nine months ended September 30, 1998 and year ended December 31, 1997, respectively.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimated.

Recent applicable accounting pronouncement - In April 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 requires that start-up costs, including organizational costs, be expensed as incurred. The effect of adoption of this pronouncement was immaterial.

2. NATURE OF BUSINESS AND RISKS

The Company imports security alarms, gun locks and similar merchandise from mainland China, which, along with other items manufactured in the United States, are sold to major retail chains in the United States and Germany.

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of its customers. It maintains allowances for doubtful accounts and provisions for returns and credits, based on factors surrounding the specific customers and circumstances. Credit losses, when realized, have been within the range of the Company's expectations and historically, have not been significant. The majority of the allowance is for returned merchandise.

The Predecessor and the Company have one major supplier, a related party, from whom it purchased 93% of its products in the three months ended December 31, 1998, 76% in the nine months ended September 30, 1998 and 100% in 1997. The Company is dependent upon the supplier continuing in business and its ability to ship to the United States, but believes that it could replace the supplier, if it were required to, at similar quality and terms.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. NATURE OF BUSINESS AND RISKS (continued)

On December 23, 1998, the supplier agreed to convert $251,936 of its debt to equity in the Company in exchange for 165,000 shares of common stock, thereby making it a related party. At December 31, 1998, the Company owed this supplier $98,186.

One customer accounted for 14% of the Company's sales in the three months ended December 31, 1998. This customer's sales were not significant for the nine months ended September 30, 1998. The same customer accounted for 15% of the Predecessor's sales in the year ended December 31, 1997. A German customer accounted for 16.5% of the Company's sales in the nine months ended September 30, 1998. Sales to Germany were not significant for the three months ended December 31, 1998 and for the year ended December 31, 1997.

3. RELATED PARTY TRANSACTIONS

On September 27, 1999, the Company entered into an asset purchase agreement, effective September 30, 1998, wherein it acquired assets of the Predecessor, totaling $939,150, and assumed liabilities totaling $1,104,783. Not included in this transaction were a receivable from the majority stockholder, certain bridge loans, stockholder advances, an automobile, certain accounts payable, accrued commissions and accrued payroll. The difference resulted in a gain to the Predecessor, of $165,633, and a loss in the same amount to the Company.

Predecessor

In previous periods, the Predecessor had significant related party transactions, including loans to and from the President and stockholders. Prior to September 23, 1998, the Predecessor had loaned the majority stockholder (The Collins Family Trust, "CFT") and Telephone Connections Network, Inc. ("TCN"), wholly owned by CFT approximately $340,000. The Predecessor had loaned the President approximately $143,000. During the same period, the minority stockholders loaned the Predecessor approximately $464,000.

On September 23, 1998, the minority stockholders purchased, from the Predecessor, $174,603 of notes and accrued interest receivable owed by the President and the majority stockholder (CFT) to the Predecessor. The consideration was an equal amount of notes payable to these stockholders.

On September 30, 1998, the minority stockholders contributed $348,867 of notes payable and accrued interest to the capital of the Predecessor.

Consulting fees were paid to TCN of $10,500, $51,000 and $120,000 for the three months ended December 31, 1998, for the nine months ended the September 30, 1998 and for the year ended December 31, 1997, respectively.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. RELATED PARTY TRANSACTIONS (continued)

Contingency

In connection with the initial transaction, if Predecessor's creditors were to institute litigation, the Company could be liable to certain Predecessor's unsecured creditors for up to approximately $119,000, representing the remaining outstanding liabilities of the Predecessor as of September 30, 1998. No accrual has been made for this contingency.

The Company

On July 31, 1998, the Company issued 3,630,000 founders' shares of common stock to principally the same stockholders, in the same ratio as the ownership ratio of the Predecessor. The shares were not paid for as of December 31, 1998 and $3,630 has been recorded as stock subscriptions receivable. Prior to September 30, 1999, $999 was paid.

On December 31, 1998, pursuant to a private placement offering, the Company raised $200,000 and issued 1,000,000 shares of common stock, of which 500,000 shares were to companies affiliated with existing stockholders. At the same time, the Company issued 30,000 shares of common stock for legal services valued at $6,000 and charged the $6,000 and an additional $5,500 of other expenses against the proceeds of the offering.

4. PRO FORMA INFORMATION

Pro forma income tax - The objective of the unaudited pro forma income statement information is to show what the significant effects on the historical financial information might have been had the Predecessor not been taxed as an S corporation for income tax purposes through September 30, 1998. The pro forma adjustments reflect provisions for income taxes computed based upon statutory tax rates as if the Predecessor had been subject to federal and state taxation during 1998 and 1997.

5. INVENTORIES

Inventories as of December 31, 1998, consisted of the following:

        Finished goods                                   $222,277
        Inventory in transit                               59,348
        Parts                                              24,299
                                                         --------
                    Total                                $305,924
                                                         ========

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 1998:

                                                                       Lives
                                                                       -----
    Molds, dies and artwork                          $243,413        10 years
    Furniture and fixtures                             60,214        11 years
    Vehicles                                           32,209         5 years
                                                     --------
                                                      335,836

   Less: accumulated depreciation                     (11,141)
                                                     --------
                                                     $324,695
                                                     ========

Depreciation expense charged to income was $11,141, $33,794 and $40,122, for the three months ended December 31, 1998, nine months ended September 30, 1998 and year ended December 31, 1997, respectively.

7. FACTORING AGREEMENT

On April 10, 1995, the Predecessor entered into a factoring agreement that is renewable annually. By agreement with the factor, the Company assumed this agreement on October 1, 1998. Factoring fees range from .65% to 1.8% monthly depending on the creditworthiness and location of an account (domestic or foreign). An additional fee of 1/4 of 1.0% is charged for each 30-day period, or part thereof, when the terms of sale exceed 90 days. Fees are calculated on the gross face value of each invoice. In addition to factoring fees, interest is also charged on the outstanding funds in use. The interest rate is the greater of 7% or 1.25% above prime. The amounts borrowed are collateralized by the accounts receivable.

8. LONG TERM DEBT

On April 15, 1994, the Predecessor's stockholders entered into note agreements with a bank for a line of credit totaling $500,000. The Company assumed these notes on October 1, 1998. Subsequently, on February 12, 1999, the notes were consolidated into one. The terms are 11 monthly payments of $10,000, beginning March 12, 1999, with a balloon payment of $137,301, plus accrued interest due on February 14, 2000. The interest rate is 9.5%. The loans are collateralized by the inventories and by personal guarantees of the Company's stockholders.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8. LONG TERM DEBT (continued)

On October 22, 1996, the Predecessor entered into a loan agreement with a bank for $48,952 to finance a vehicle. Monthly payments were $1,241, inclusive of interest at ten percent, and expired on October 21, 2000. As of September 30, 1998, the principal balance of the loan was $31,362. In October of 1999, the predecessor sold the vehicle and paid the loan.

On October 23, 1998, the Company purchased a vehicle for $32,209, which it fully financed. The terms of the loan are 35 payments of $524 and a balloon payment of $21,804, with an interest rate of 9.755%.

The following is a summary of remaining principal maturities of long-term debt:

                     1999                   $ 88,191
                     2000                    149,140
                     2001                     24,641
                                            --------
                                            $261,972
                                            ========

9. INCOME TAXES

At December 31, 1998, the Company had available a net operating loss carry-forward for federal and state tax purposes of approximately $48,000, which could be applied against taxable income in subsequent years through 2018. The Company also has a deferred tax asset, of approximately $163,000, for the difference between the tax and financial basis of intangible assets. The tax effect of these deferrals is approximately $81,000 and a full valuation allowance has been recorded since the deferred tax asset realization is uncertain.

10. COMMITMENTS

The Predecessor leased its office and warehouse under a lease expiring November 30, 1997 and which continued on a month-to-month basis until December 31, 1998. Rental expense per month was $2,340. Rental expense for the facilities was $28,080 for the year ended December 31, 1998, and this entire amount was recorded as a liability for the Predecessor. The Predecessor did not pay and the liability was not sold to the Company. Rental expense for the year ended December 31, 1997 was $33,815.

The Company currently leases office and warehouse space under a lease that expires on February 1, 2001. Minimum future rental payments under the non-cancellable lease as of December 31, 1998 are as follows:

               1999                           $25,600
               2000                            27,900
               2001                             2,300

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                                  BALANCE SHEET
                               SEPTEMBER 30, 1999
                                   (unaudited)

ASSETS
Current assets:
        Cash                                                              $    9,129
        Accounts receivable                                                  427,475
        Inventories                                                          279,840
        Other current assets                                                  44,521
                                                                          ----------
              Total current assets                                           760,965
                                                                          ----------
Property and equipment                                                       299,153
                                                                          ----------
Other assets:
        Patents                                                               27,618
        Deferred income taxes                                                 12,507
        Deposits                                                               3,005
                                                                          ----------
              Total other assets                                              43,130
                                                                          ----------
                                                                          $1,103,248
                                                                          ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
        Due to factor                                                     $  294,293
        Current portion of long-term debt                                    203,762
        Accounts payable and accrued expenses                                173,653
        Income taxes payable                                                  12,507
                                                                          ----------
              Total current liabilities                                      684,215
                                                                          ----------
Long-term debt, less current portion                                          26,200
                                                                          ----------
Stockholders' equity:
        Common stock, $.001 par value; 10,000,000 shares authorized
              5,024,500 issued and outstanding                                 5,024
        Additional paid-in capital                                           484,942
        Stock subscriptions receivable                                        (2,631)
        Accumulated deficit                                                  (94,502)
                                                                          ----------
              Total stockholders' equity                                     392,833
                                                                          ----------
                                                                          $1,103,248
                                                                          ==========

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                              STATEMENTS OF INCOME
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (unaudited)

                                                           Predecessor            Company
                                                          -------------        -------------
                                                          September 30,        September 30,
                                                               1998                 1999
                                                          -------------        -------------
Sales, net of returns and allowances                        $1,683,948           $1,655,445
Cost of sales                                                  974,632              944,869
                                                            ----------           ----------
              Gross profit                                     709,316              710,576
                                                            ----------           ----------
Selling, general and administrative expenses                   608,424              534,413
                                                            ----------           ----------
              Income from operations                           100,892              176,163
                                                            ----------           ----------
Other income (expense):
        Interest                                              (115,062)             (61,543)
        Gain on transfer of assets                             165,633                    0
                                                            ----------           ----------
              Other income (expense)                            50,571              (61,543)
                                                            ----------           ----------
Net income (historical)
        before income taxes                                 $  151,463              114,620
                                                            ==========
        Income taxes-current                                                        (12,507)
        Income taxes-deferred                                                        12,507
                                                                                 ----------
        Net income                                                               $  114,620
                                                                                 ==========
Pro forma information (unaudited):
        Net income (historical)
              before income taxes                           $  151,463
        Income taxes                                           (58,000)
                                                            ----------
        Net income                                          $   93,463
                                                            ==========
        Net loss per share - basic and diluted                                   $     0.02
                                                                                 ==========
        Weighted average shares outstanding                                       4,954,346
                                                                                 ==========


                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                               SEPTEMBER 30, 1999
                                   (unaudited)

                                                   Common Stock         Additional         Stock
                                            ------------------------      Paid-in      Subscriptions     Accumulated
                                              Shares          Amount      Capital        Receivable        Deficit          Total
                                            ---------        -------    ---------      -------------     -----------      ---------
Balance, December 31, 1998                  4,825,000        $ 4,825     $ 445,241        $ (3,630)       $(209,122)      $ 237,314
Issuance of stock for cash                    199,500            199        39,701               -                -          39,900
Cash received for stock subscriptions               -              -             -             999                -             999
Net income                                          -              -             -                          114,620         114,620
                                            ---------        -------     ---------        --------        ---------       ---------
Balance, September 30, 1999                 5,024,500        $ 5,024     $ 484,942        $ (2,631)       $ (94,502)      $ 392,833
                                            =========        =======     =========        ========        =========       =========

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                             STATEMENT OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (unaudited)

                                                                                 Predecessor             Company
                                                                                -------------         -------------
                                                                                September 30,         September 30,
                                                                                    1998                  1999
                                                                                -------------         -------------
Cash flows provided (used) by operating activities:
       Net income                                                                $ 151,463              $ 114,620
       Adjustments to reconcile net income  to net
          cash provided (used) by operating activities:
             (Gain) on transfer of assets                                         (165,633)                    --
             Depreciation and amortization                                          35,501                 32,000
             Allowance for doubtful accounts and returned merchandise               29,940                 10,884
             Changes in assets and liabilities
                 Decrease (increase) in:
                    Accounts receivable                                           (123,427)              (233,554)
                    Inventories                                                     13,113                 26,084
                    Other current assets                                            29,813                (27,831)
                    Other assets                                                         -                 (5,154)
                 (Decrease) in accounts payable and accrued expenses              (172,876)              (112,209)
                                                                                 ---------              ---------
                       Net cash (used) by operating activities                    (202,106)              (195,160)
                                                                                 ---------              ---------
Cash flows used by investing activities:
       Purchase of property and equipment                                          (46,302)                (4,458)
       Increase in notes receivable-related parties                                (17,400)                (1,050)
       Increase in employee advances                                               (32,529)                (9,280)
                                                                                 ---------              ---------
                       Net cash used by investing activities                       (96,231)               (14,788)
                                                                                 ---------              ---------
Cash flows from financing activities:
       Increase due to factor                                                       71,509                142,146
       Proceeds from notes payable, related parties                                121,073                  3,000
       Proceeds (payments) from notes payable, banks                                21,403                (51,343)
       Proceeds from bridge loans                                                  100,000                 16,333
       Payment of stock subscriptions receivable                                        --                    999
       Proceeds from sale of common stock                                               --                 39,900
       Deferred offering costs                                                      (5,500)                    --
                                                                                 ---------              ---------
                       Net cash provided by financing activities                   308,485                151,035
                                                                                 ---------              ---------
          Net increase (decrease) in cash                                           10,148                (58,913)

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                             STATEMENT OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (unaudited)


                                                                   Predecessor          Company
                                                                  -------------      -------------
                                                                  September 30,      September 30,
                                                                      1998               1999
                                                                  ------------       -------------
Cash at the beginning of the period                                 $  6,274            $68,042
                                                                    --------            -------
Cash at the end of the period                                       $ 16,422            $ 9,129
                                                                    ========            =======
Supplemental disclosure of cash flow information:
       Cash paid for interest during the period                     $ 43,067            $77,739
                                                                    ========            =======
       Cash paid for income taxes during the period                                     $     -
                                                                                        =======
Supplemental disclosurer of non-cash
       investing and financing activities:

       Contribution of capital by related party notes               $348,867
                                                                    ========
       Purchase of majority stockholder notes receivable
          by minority stockholders                                  $174,603
                                                                    ========

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                     SELECTED NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and basis of presentation - DAC Technologies of America, Inc. ("the Company"), a Florida corporation, was incorporated on July 2, 1998. The Company changed its name in July 1999 to DAC Technologies Group International, Inc. Effective September 30, 1998, the Company purchased certain assets and liabilities from a related company, DAC Technologies of Arkansas, Inc., ("Precedessor"), formerly known as DAC Technologies of America, Inc., an Arkansas corporation, incorporated on July 13, 1993. On September 17, 1999, the Predecessor changed its name to Dac Technologies of Arkansas, Inc. Since it was a related party transaction, the basis of the assets and liabilities assumed were carried forward at predecessor values and the resulting gain or loss was recognized on the respective company's statement of operations.

The financial statements for the period January 1, 1999 to September 30, 1999 include the accounts for the Company. The financial statements for the period from January 1, 1998 to September 30, 1998 include the accounts of the Predecessor.

Unaudited interim financial statements - The accompanying financial statements of the Company for the nine months ended September 30, 1999 and 1998 are unaudited, but, in the opinion of management, reflect the adjustments, all of which are of a normal recurring nature, necessary for a fair presentation of such financial statements in accordance with generally accepted accounting principles. The results of operations for an interim period are not necessarily indicative of the results for a full year.

2. EQUITY TRANSACTIONS

On July 31, 1998, the Company issued 3,630,000 founders' shares of common stock to principally the same stockholders as the stockholders of Predecessor. The shares were issued in the same ratio as the ownership ratio in the Predecessor. The shares were not paid for as of December 31, 1998 and $3,630 has been recorded as a stock subscription receivable. In August of 1999, $999 of the stock subscriptions was paid, leaving a balance at September 30, 1999 of $2,631.

On December 23, 1998, a supplier agreed to convert $251,936 of its debt to equity in the Company in exchange for 165,000 shares of common stock.

On December 31, 1998, pursuant to a private placement offering, the Company raised $200,000 and issued 1,000,000 shares of common stock of which 500,000 shares were sold to companies affiliated with existing stockholders. At the same time, the Company issued 30,000 shares of common stock for legal services.

On April 6, 1999, pursuant to the above private placement, the Company raised an additional $39,900 and issued 199,500 shares of common stock. These shares were sold to existing stockholders.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                     SELECTED NOTES TO FINANCIAL STATEMENTS

3. PRO FORMA INFORMATION

Pro forma income tax - The objective of the unaudited pro forma income statement information is to show what the significant effects on the historical financial information might have been had the Predecessor not been taxed as an S corporation for income tax purposes through September 30, 1998. The pro forma adjustments reflect provisions for income taxes computed based upon statutory tax rates as if the Predecessor had been subject to federal taxation during 1998.

4. INCOME TAXES

During the period, The Company utilized its net operating loss carry-forwards for federal and state tax purposes. The Company has a deferred tax asset of approximately $155,000 for the difference between the tax basis and financial lives of intangible assets. The tax effect of this deferral is approximately $58,000 of which $12,507 has been recorded since the Company owes that amount for the period ended September 30, 1999, and a valuation allowance for the balance of approximately $45,000 has been recorded since the remaining deferred tax asset realization is uncertain.